SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

 ______________

 SCHEDULE 13D/A
 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
 PURSUANT TO RULE 13d-1(a)

CADUS CORPORATION
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

127639102
(CUSIP Number)

FARPOINT CAPITAL MANAGEMENT, LLC
7501 TILLMAN HILL ROAD
COLLEYVILLE, TEXAS 76034
682-738-8011
FAX (682) 626 0003

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 127639102		13D	Page 2 of 4 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Farpoint Capital Management, LLC EIN - 46-2678172
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS * OO - Funds of Investment Advisory Clients
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION: 7501 Tillman Hill Road, Colleyville, Texas 76034
NUMBER OF	7.	SOLE VOTING POWER
SHARES		680,000
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		680,000
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 680,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 5.17%
14.		TYPE OF REPORTING PERSON IA

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock of CADUS CORPORATION (the "Company").  The principal executive offices of the Company are located at 767 Fifth Avenue, New York, NY 10153.

Item 2. Identity and Background

This statement is being filed by Farpoint Capital Management (the “Reporting Persons”).

a.	Name:	Farpoint Capital Management, LLC

b.	State of organization:	Nevada

c.	Principal business:	State Registered Investment Advisor

d.	Address:	7501 Tillman Hill Road, Colleyville, Texas 76034

e.
During the last five years, neither Farpoint Capital Management, LLC nor its President Bryan P. Healey has (i) been convicted in any criminal proceeding; or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Company’s shares in the belief that the shares were undervalued.  On November 20, 2013, the Reporting Persons delivered a letter to Brett Icahn, member of the Board of Directors of the Company (the “November 20 Letter”).  A copy of the November 20 Letter is being filed herewith as an exhibit hereto.

The foregoing description of the November 20 Letter is not complete, should be read together with, and is qualified in its entirety by reference to, the entire November 20 Letter, which has been filed herewith as an exhibit and is incorporated herein by reference.

The Reporting Persons may from time to time and at any time, acquire additional shares.  They reserve the right to dispose of any or all of their securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the securities.

The Reporting Persons may initiate communications with other shareholders and they may seek board representation.

Item 5. Interest in Securities of the Issuer.

(a) The information regarding share ownership by Farpoint Capital Management, LLC on the cover page is incorporated here by reference.

(b) The information regarding share ownership by Farpoint Capital Management, LLC on the cover page is incorporated here by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Farpoint Capital Management, LLC hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Page 3 of 4 pages

Item 7. Material to be Filed as Exhibits.

Letter dated November 20, 2013 to Brett Icahn, member of the Board of Directors of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2013	Farpoint Capital Management, LLC By: ________________
Bryan P. Healey, President

Page 4 of 4 pages